Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings
Income (loss) before taxes	$(1,003)	$3,787	$22,756	$14,074	$13,989	$5,958	$6,061
Fixed charges	3,641	1,575	6,419	2,980	2,756	3,036	2,930

Total earnings	$2,638	$5,362	$29,175	$17,054	$16,745	$8,994	$8,991

Fixed Charges
Interest expense & amortization of debt costs	$1,175	$512	$2,553	$1,047	$956	$1,236	$1,053
Interest expense in rent	2,466	1,063	3,866	1,933	1,800	1,800	1,877

Total fixed charges	$3,641	$1,575	$6,419	$2,980	$2,756	$3,036	$2,930

Insufficient coverage	$1,003	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of earnings to fixed charges	N/A	3.4x	4.5x	5.7x	6.1x	3.0x	3.1x